SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)

Tata Motors Limited

(Name of Issuer)

Ordinary Shares, par value Rs.10 per share

(Title of Class of Securities)

8765685024

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Acts, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876568502

1.	Names of Reporting Persons Tata Steel Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Republic of India

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power 43,453,868[1]
6. Shared Voting Power 847,973
7. Sole Dispositive Power 43,453,868[1]
8. Shared Dispositive Power 847,973

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,301,841[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9) 8.62%[2]
12.	Type of Reporting Person (See Instructions) CO

[1]

Includes 5,537,729 ‘A’ Ordinary Shares with differential rights as to voting and dividend. ‘A’ Ordinary Shares are subject to differential voting rights as compared to Ordinary Shares (which is one vote for every 10 ‘A’ Ordinary Shares held) and differential dividend rights as compared to the Ordinary Shares (which is at five percentage points more than the aggregate rate of dividend declared on Ordinary Shares for any financial year).

[2]	Effective voting power of 8.6176% because of differential (lower) voting rights of ‘A’ Ordinary Shares included in amount in Row (11).

EXPLANATORY NOTE: This Amendment No. 5 to Schedule 13G (originally filed on February 15, 2005) (as previously amended and as amended hereby, the “Schedule 13G”) is being filed by Tata Steel Limited (the “Reporting Person”). The Schedule 13G was previously filed by the Reporting Person together with Tata Sons Limited (“Tata Sons”) and other persons named in the Schedule 13G as previously amended pursuant to Joint Filing Agreements filed as exhibits thereto. Except for Tata Sons and the Reporting Person, none of the persons party to such Joint Filing Agreements has a reporting obligation under the Exchange Act with respect to its beneficial ownership of Ordinary Shares of Tata Motors Limited (the “Issuer). On December 10, 2008, Tata Sons filed a beneficial ownership report on Schedule 13D, which indicates that Tata Sons had acquired beneficial ownership of more than 2% of the Ordinary Shares of the Issuer during the preceding twelve months as a consequence of subscribing to otherwise unsubscribed Ordinary Shares offered by the Issuer in a rights offering, which constituted an acquisition of securities in excess of Tata Sons’ pro rata share of preemptive subscription rights not exempt from Section 13(d) of the Exchange Act pursuant to Rule 13d-6 thereunder. The Reporting Person remains eligible to report its beneficial ownership on Schedule 13G and intends to continue to report on such schedule for so long as it remains eligible to do so. The ordinary share capital of the Issuer constitutes both Ordinary Shares and ‘A’ Ordinary Shares and unless the context otherwise requires, references herein to the Reporting Person’s beneficial ownership of “Ordinary Shares” are to be construed as references to the Reporting Person’s beneficial ownership of both Ordinary Shares and ‘A’ Ordinary Shares. This Amendment No. 5 reports the acquisition by the Reporting Person during 2008 of additional Ordinary Shares, which were offered by the Issuer in a rights offering and which were not in excess of the Reporting Person’s pro rata share of preemptive subscription rights in such offering.

Item 1.	(a)	Name of Issuer:

Tata Motors Limited

	(b)	Address of Issuer’s Principal Executive Offices:

Bombay House, 24, Homi Mody Street, Mumbai – 400 001, Maharashtra, India

Item 2.	(a)	Name of Person Filing:

Tata Steel Limited

	(b)	Address of Principal Business Office or, if None, Residence:

The principal office of the Reporting Person is Bombay House, 24, Homi Mody Street, Mumbai – 400 001, Maharashtra, India.

	(c)	Citizenship:

Republic of India

	(d)	Title of Class of Securities:

Ordinary Shares, par value Rs.10 per share

	(e)	CUSIP Number:

8765685024

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

As of December 31, 2008:

(a) Amount beneficially owned:

44,301,841, including 5,537,729 ‘A’ Ordinary Shares

(b) Percent of class:

8.61%, constituting effective voting power of 8.6176% because of differential voting rights of ‘A’ Ordinary Shares

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

43,453,868 shares, including 5,537,729 ‘A’ Ordinary Shares

(ii) Shared power to vote or to direct the vote:

847,973 shares owned by Kalimati Investment Company Limited

(iii) Sole power to dispose or to direct the disposition of:

43,453,868 shares, including 5,537,729 ‘A’ Ordinary Shares

(iv) Shared power to dispose or to direct the disposition of:

847,973 shares owned by Kalimati Investment Company Limited

Kalimati Investment Company Limited is a consolidated subsidiary of the Reporting Person that owns shares of the Issuer. Consequently, the Reporting Person may be deemed to have beneficial ownership and shared voting power and dispositive power with respect to all shares of the Issuer owned by Kalimati Investment Company Limited.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

(a) Not Applicable

(b) Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 6, 2009

TATA STEEL LIMITED

By:	/s/ J. C. Bham
Name:	J.C. Bham
Title:	Company Secretary